SHAREHOLDER INFORMATION AGREEMENT

This Shareholder Information Agreement (“Agreement”) is entered into this ____ day of _________, 2007, by and between UMB Fund Services, Inc. (“Transfer Agent”), in its capacity as transfer agent for the Adelante Funds (“Fund”) and {NAME OF FINANCIAL INTERMEDIARY} (“Intermediary”) [with an effective date of October 16, 2007].

WHEREAS, Intermediary holds Shares of the Fund for the benefit of Shareholders, as each such term is defined herein; and

WHEREAS, Rule 22c-2 under the Investment Company Act of 1940 requires the Fund and the Intermediary to enter into a written agreement designed to assist the Fund in implementing the Fund’s policies on frequent trading of Shares; and

WHEREAS, in order to permit the Intermediary to continue to purchase Shares on and after October 16, 2007, the parties desire to enter into this Agreement.
NOW, THEREFORE, in consideration of the foregoing recitals, the parties hereto agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 The term “Fund” includes the fund’s principal underwriter and transfer agent. The term not does include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940. The term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

1.2 The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act of 1940 that are held by the Intermediary.

1.3 The term “Shareholder” means the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name. With respect to an Intermediary which is a retirement plan recordkeeper, the term “Shareholder” means the Plan participant notwithstanding that the Plan may be deemed to be the beneficial owner of Shares. With respect to an Intermediary which is an insurance company, the term “Shareholder” means the holder of interests in a variable annuity or variable life insurance contract issued by the Intermediary.

1.4 The term “written” includes electronic writings and facsimile transmissions.

1.5 The term “Intermediary” shall mean a “financial intermediary” as defined in SEC Rule 22c-2.

1.6 The term “purchase” does not include the automatic reinvestment of dividends.

1.7 The term “promptly” as used in Section 3.1.2 shall mean as soon as practicable but in no event later than 5 business days from the Intermediary’s receipt of the request for information from the Fund or its designee.

2. Course of Conduct Prior to Effective Date. Prior to the effective date of this Agreement, the Fund and the Intermediary agree that any requests made to the Intermediary by the Fund for shareholder transaction information, and the Intermediary’s response to such requests, shall be governed by whatever agreement is in effect between the Fund and the Intermediary that is intended to govern such requests, or in the absence of a formal agreement, by whatever practices the Fund and the Intermediary had utilized in the absence of a formal agreement to govern such requests.

3. Shareholder Information.

3.1 Agreement to Provide Information. The Intermediary agrees to provide the Fund, upon written request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”), or other government-issued identifier (“GII”), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request.

3.1.1 Period Covered by Request. Requests must set forth a specific period, not to exceed 12 months from the date of the request, for which transaction information is sought. The Fund may request transaction information older than 12 months from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

3.1.2. Form and Timing of Response. (a) The Intermediary agrees to provide, promptly upon request of the Fund or its designee, the requested information specified in 3.1. If requested by the Fund or its designee, Intermediary agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in 3.1 is itself a financial intermediary (“indirect intermediary”) and, upon further request of the Fund or its designee, promptly either (i) provide (or arrange to have provided) the information set forth in 3.1 for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund. The Intermediary additionally agrees to inform the Fund whether it plans to perform (i) or (ii). (b) Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. (c) To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format.

3.1.3 Limitations on Use of Information. The Fund agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

3.2 Agreement to Restrict Trading. The Intermediary agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder who has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Intermediary’s account) that violate policies established or utilized by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

3.2.1 Form of Instructions. Instructions to restrict or prohibit trading must include the TIN, ITIN, or GII, if known, and the specific restriction(s) to be executed. If the TIN, ITIN, or GII is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

3.2.1 Timing of Response. The Intermediary agrees to execute instructions from the Fund to restrict or prohibit trading as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Intermediary.

3.2.3 Confirmation by Intermediary. The Intermediary must provide written confirmation to the Fund that instructions from the Fund to restrict or prohibit trading have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

4. Termination. This Agreement shall terminate automatically and with no notice to the Intermediary upon the termination of the Transfer Agency Agreement between the Transfer Agent and the Fund.

IN WITNESS WHEREOF, the undersigned have caused this Shareholder Information Agreement to be executed as of the day and year first above written.

UMB FUND SERVICES, INC.

By: ____________________________________________________________________

Title: ___________________________________________________________________

{NAME OF INTERMEDIARY}

By: ____________________________________________________________________

Title: ___________________________________________________________________